March 20, 2015

Via Edgar
U.S. Securities and Exchange Commission
John Cash, Branch Chief
Division of Corporation Finance
100 F Street, NE
Washington, D.C 20549-7010

RE:    Heron Lake BioEnergy, LLC
Form 10-K for the Fiscal Year Ended October 31, 2014
Filed January 28, 2015
Definitive Proxy on Schedule 14A
Filed February 27, 2015
File No. 0-51825

Dear Mr. Cash:

We are in receipt of your letter dated March 4, 2015 addressed to me (the “March 4, 2015 Letter”) providing comments to the above-reference filings for Heron Lake BioEnergy, LLC (the “Company”). We have reviewed your comments and on behalf of the Company, this letter is provided as the Company’s responses to your comments. To facilitate your review of our responses, set forth below is each numbered comment paragraph of the March 4, 2015 Letter followed by the response of the Company to each such comment.

Schedule 14A

Section II - Proposals To Be Voted Upon, page 2
Information Regarding Nominees, page 2

1.
In future filings please include disclosure regarding the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a governor. See Item 401(e)(1) of Regulation S-K.

RESPONSE: We will include the requested disclosure in future filings as suggested.

Section III - Required Information, page 3
Biographical Information for Non-nominee Elected and Appointed Governors, page 3

2.
In future filings please include disclosure regarding the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a governor. See Item 401(e)(1) of Regulation S-K.

RESPONSE: We will include the requested disclosure in future filings as suggested.

Security Ownership of Certain Beneficial Owners, page 4

3.	In future filings please disclose the address of each beneficial owner. See Item 403(a) of Regulation S-K.

RESPONSE: We will include the requested disclosure in future filings as suggested.

U.S. Securities and Exchange Commission
March 20, 2015

Summary Compensation Table, page 9

4.	Please explain why you omitted information for Steve Christensen and Stacie Schuler. See Item 402(c) of Regulation S-K.

RESPONSE: Although Mr. Steve Christensen and Ms. Stacie Schuler are the Company’s named executive officers, they are employees of Granite Falls Energy, LLC (“GFE”) and their services are provided to Company pursuant to the Management Services Agreement between the Company and GFE dated July 31, 2013 (the “Agreement”) (a copy of which was filed as exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2013). In exchange for their services and the services of a commodity risk manager, the Company paid GFE a fixed monthly fee of $35,000 per month for the first year of the Agreement, which concluded July 31, 2014. For each subsequent year of the Agreement, we have agreed to pay GFE a monthly fee equal to one-half of the estimated monthly salary, bonuses, and other expenses and costs (including all benefits and tax contributions) incurred by GFE for employees providing services to the Company pursuant the Agreement. Under the terms of the Agreement, GFE is directly responsible for determining and paying any and all cash or non-cash salary, bonus, or other compensation to employees who provide services to the Company pursuant to the Agreement. In evaluating the Company’s obligations under Item 402, the Company concluded that fees paid under the Agreement should not be attributed to Mr. Christensen or Ms. Schuler due to the fee structure of the Agreement. As a result, the Company omitted the information required by Item 402(c) of Regulation S-K for Mr. Christensen and Ms. Schuler but made several disclosures regarding the management agreement and services provided thereunder. Accordingly, we would respectfully point to the Company’s disclosure on page 9 of Schedule 14A under the heading “Executive Compensation - Overview” wherein the Company stated that Mr. Christensen and Ms. Schuler were employees of GFE, that their services were provided to Company pursuant to the Agreement, and that the compensation of Mr. Christensen and Ms. Schuler was set and paid by Granite Falls Energy pursuant to the Agreement. Additionally, the Company would also note its disclosure on page 9 of Schedule 14A of the material terms of the Agreement and total compensation paid to GFE pursuant the Agreement under the headings “Certain Relationships and Related Person Transactions - Transactions in Fiscal Year 2014 and “Executive Compensation - Management Services Agreement”.

While the Company continues to think that the management services fees paid to GFE should not be included as named executive officers’ compensation, in the interest of being responsive to the Staff’s comment, using the most recently ended fiscal year as an example, we would propose revising our Summary Compensation Disclosure in future filings as follows:

Summary Compensation Table

The following table sets forth all compensation paid or payable by the Company to our named executive officers during the fiscal years. As of February 27, 2015, none of our named executive officers had any options, warrants, or other similar rights to purchase securities of the Company.

Name and Principal Position	Fiscal Year	Salary ($)	All Other Compensation	Bonus	Total ($)
Steve A. Christensen, CEO(1)	2014	$—	$—	$—	$—
	2013	$—	$—	$—	$—
Stacie Schuler, CFO(1)	2014	$—	$—	$—	$—
	2013	$—	$—	$—	$—
Robert J. Ferguson, Former CEO	2013	$94,942	$6,434	$—	$101,376
	2012	$120,000	$—	$—	$120,000
Neal Greenberg, Former Interim CFO	2013	$—	$76,938	$—	$76,938
Mike Mattison, Former CFO	2013	$80,000	$4,151	$—	$84,151
Lucas Schneider, Former CFO	2013	$11,442	$2,786	$—	$14,228
	2012	$85,000	$—	$—	$85,000

(1)
Mr. Christensen and Ms. Schuler receive no cash or non-cash salary, bonus, or other compensation from the Company. Since July 31, 2013, Mr. Christensen’s and Ms. Schuler’s services have been provided to the Company pursuant to a management services agreement between the Company and Granite Falls Energy, an SEC-reporting company. The Management Services Agreement is discussed in more detail in “Certain Relationships and Related Person Transactions” above. The Company paid approximately $105,000 during our 2013 fiscal year and approximately $392,000 during our 2014 fiscal year for services provided pursuant the management services agreement, which included Mr. Christensen’s and Ms. Schuler’s services, and the services of another shared employee.

U.S. Securities and Exchange Commission
March 20, 2015

In connection with the Company’s responses to the comments contained in the letter dated March 4, 2015 from the United States Securities and Exchange Commission, the Company’s management hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company strives to be fully compliant with all applicable laws and regulations and will take the necessary steps to address the issues you have noted. I trust that you will find our responses satisfactory. Should you need additional information or further response from us, please do not hesitate to contact me at 320-564-3100 or Ms. Amy Piepmeier, the Company's counsel at 515-246-7867.

Sincerely,

/s/ Stacie Schuler

Stacie Schuler
Chief Financial Officer

cc:	Ms. Mindy Hooker (via Edgar correspondence) Mr. Frank Pigott (via Edgar correspondence) Amy R. Piepmeier, Esq. (via email) William E. Hanigan, Esq. (via email)